FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2008

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Director

SADIA S.A.

CNPJ No. 20.730.099/0001-94

A Publicly-Held Company

NOTICE OF

EXTRAORDINARY AND ORDINARY

GENERAL SHAREHOLDERS MEETINGS

The Shareholders of Sadia S.A. are invited to attend the Extraordinary and Ordinary General Shareholders Meeting that will be held concurrently on April 17, 2008, as from 2:30 p.m., at its main address at Rua Senador Attílio Fontana No. 86, in Concórdia-SC. The purpose of this meeting is to discuss and take a resolution about the following Order of Business and pertinent Remarks:

I – At the Extraordinary General Shareholders Meeting:

a) discussion of the proposal dated 03.26.2008, submitted by the Board of Directors, to amend Article 21 of the Bylaws, to increase the limit in the number of the Executive Board members from twenty-five (25) to thirty-five (35) members;

b) in compliance with article 256, of Law No. 6404/76, ratification of the acquisitions of the shareholding control of the companies BIG FOODS INDÚSTRIA DE PRODUTOS ALIMENTÍCIOS LTDA. and AVÍCOLA INDUSTRIAL BURITI ALEGRE LTDA (GOIAVES).

Remarks: Right to Withdraw – the approval of the matters in item "b" of the Order of the Day will grant to dissenting Shareholders the right to withdraw from the Company upon reimbursement of their shares, in accordance with paragraph 2, article 256 of Law No. 6404/76. Such right to withdraw may be exercised by the Company's shareholders who were, up to the date of dissemination of the Relevant Fact relating to each acquisition, the title holders of shares, in accordance with para. 1 of article 137, Law 6404/76, respectively:

- on 12.04.2007 - BIG FOODS INDÚSTRIA DE PRODUTOS ALIMENTÍCIOS LTDA. According to the provisions in paragraph 1, article 45 of Law 6404/76, the reimbursement due shall be determined based on the net equity value of the shares in the September 2007 balance sheet, i.e., four reais and seven centavos (R$ 4.07) per share and the shareholder shall be entitled to the restatement contemplated in paragraph 2 of the same article.

 - on 02.18.2008 - AVÍCOLA INDUSTRIAL BURITI ALEGRE LTDA. According to the provisions in article 45 of Law 6404/76, the reimbursement shall be determined based on the net equity value of the shares in the December 2007 balance sheet, i.e., four reais and thirty-four centavos (R$4.34) per share and the shareholder shall be entitled to the restatement contemplated in paragraph 2 of the same article.

II – At the Ordinary General Shareholders Meeting:

a) rendering of management accounts, examination, discussion and voting of the financial statements, accompanied by the opinions of the Independent Accountants and Audit Committee, for the year ended at 12.31.2007;

b) appropriation of net income for the year and ratification of the dividends distributed.

c) election of members to the Board of Directors and establishment of annual management fees and possibility of the shareholders exercising the powers referred to in paragraphs 4, II, or 5, of Art. 141 of Law 6404/76, introduced by Law No. 10303, of 10.31.2001;

d) election of standing and deputy members to the Audit Committee and establishment of their fees.

General Instructions:

1. according to CVM Instruction No. 165, of 12.11.1991, article 3, and the amendment introduced by CVM Instruction No. 282, of 06.26.1998, article 1., the minimum percentage of interest in the voting capital to request the adoption of multiple vote in the election of members to the Board of Directors is five percent (5%);

2. proxies for the general meeting shall be received at the São Paulo Administrative Center at Rua Fortunato Ferraz, nº 529/659, 2o. andar, Vila Anastácio -São Paulo-SP, Investors Relations Management, no later than 05:00 p.m. of April 14, 2007.

3. the shareholders will find at their disposal, at the Company's headquarters and at the site www.sadia.com.br, the documentation relating to the matters to be discussed at the extraordinary and ordinary general shareholders meetings.

Concórdia – SC, March 26, 2008

Walter Fontana Filho

Chairman of the Board of Directors